Exhibit 99.6

Regulation 9D – Report on the Liabilities of the Reporting Corporation and
Companies that that are Consolidated or Proportionately Consolidated in the
Financial Statements as at March 31, 2011

1.	The liabilities of the reporting corporation, as a separate legal entity:

A.
Liability certificates issued by the reporting corporation, which are held by the public, except for the liability certificates  held by the parent company of the reporting corporation, a controlling shareholder therein, corporations under their control or under the control of the reporting corporation:

	Principal payments	Gross interest payments
	NIS CPI-linked	(pre-tax)
	NIS millions	NIS millions

First year	650	111
Second year	296	79
Third year	296	63
Fourth year	296	47
Fifth year and thereafter	593	47
Total	2,131	347

B.	Liability certificates and non-banking credit as follows:

Liability certificates issued by the reporting company, which are not held by the public, except for the liability certificates held by the parent company of the reporting corporation, a controlling shareholder therein, corporations under their control or under the control of the reporting corporation.

	Principal payments	Gross interest payments
	NIS CPI-linked	(pre-tax)
	NIS millions	NIS millions

First year	78	4
Total	78	4

C.	Credit received by the reporting corporation from the Bank of Israel

	Principal payments	Gross interest payments
	CPI-linked (NIS)	(pre-tax)
	NIS millions	NIS millions

First year	77	122
Second year	77	120
Third year	475	117
Fourth year	475	95
Fifth year and thereafter	1,496	123
Total	2,600	577

2.
For liabilities of the subsidiaries and the proportionately-controlled subsidiaries of the reporting corporation, except for companies that are themselves a reporting corporation, the following details of credit and liabilities are specified:

A.	Credit received by the subsidiaries from the Bank of Israel

B.	Total liability certificates issued by the subsidiaries

	Principal payments	Principal payments	Gross interest payments
	CPI-linked (NIS)	Unlinked (NIS)	(pre-tax)
	NIS millions	NIS millions	NIS millions

First year	181	11	34
Second year	170	11	25
Third year	170	11	17
Fourth year	153	12	8
Fifth year and thereafter	33	31	3
Total	707	76	87

3.	For credit from Group companies or liability certificates held by Group companies:

Credit received by the reporting corporation from companies that are consolidated or  proportionately consolidated in its financial statements, and the balance of liability certificates issued by the reporting corporation held by them.

	Principal payments	Gross interest payments
	CPI-linked (NIS)	(pre-tax)
	NIS million	NIS millions
First year	173	55
Second year	173	46
Third year	173	37
Fourth year	173	27
Fifth year and thereafter	346	27
Total	1,038	192